UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commissions file number 1-14106

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita Inc.

1551 Wewatta Street

Denver, Colorado 80202

DAVITA INC. RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

DAVITA INC. RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrative Committee

DaVita Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of DaVita Inc. Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ KPMG LLP

Seattle, Washington

June 27, 2011

DAVITA INC. RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

(dollars in thousands)

	2010	2009
Assets:
Cash and cash equivalents	$78	$—
Participant directed investments at fair value	558,610	502,437
Receivables:
Notes receivable from participants	29,229	26,111
Participant contributions	4	2

Total assets	587,921	528,550

Liabilities:
Excess contributions payable to participants	898	978

Net assets available for benefits, at fair value	587,023	527,572

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(939)	1,097

Net assets available for benefits	$586,084	$528,669

See accompanying notes to financial statements.

DAVITA INC. RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

(dollars in thousands)

	2010	2009
Investment income:
Interest on investments	$1,468	$1,646
Dividends	12,882	9,013
Net appreciation in fair value of investments	41,651	75,550

Total investment income	56,001	86,209
Participant note receivable interest	1,476	1,675
Contributions:
Participant	56,475	50,940
Rollovers	5,939	4,058

Total additions	119,891	142,882
Benefit payments	(66,470)	(39,247)
Administration expenses	(385)	(346)

Net increase before transfer of assets	53,036	103,289
Transfer of assets from Alcott Group 401(k) Plan	4,379	—

Net assets available for benefits at beginning of year	528,669	425,380

Net assets available for benefits at end of year	$586,084	$528,669

See accompanying notes to financial statements

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of Plan

The following description of the DaVita Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established as a defined contribution plan for the benefit of employees of DaVita Inc. (the Company). Employees become eligible to participate immediately following the date of hire and attaining the age of 18. The Plan does not cover certain classes of individuals such as leased employees, independent contractors, nonresident aliens, and employees covered under a collective bargaining agreement. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Conversion Transactions

In March 2010, the Company effectively became the legal owners of certain dialysis operations in New York. As a result, the Company terminated its participation in the Alcott Plan which is a multi-employer plan and therefore these employees became eligible to participate in the Company’s Plan effective March 1, 2010. On September 1, 2010, the Alcott Plan transferred total net assets of approximately $4.4 million into the Plan. However, an additional $3.6 million of assets are still held in the Alcott Plan. These assets are invested in a Great West Guaranteed Portfolio fund that holds a group fixed deferred annuity contract and are expected to transfer into the Plan sometime during the third quarter of 2011.

Effective September 2010, The Plan changed trustee, investment manager, and recordkeeper from Fidelity Management Trust Company and related companies to T. Rowe Price, see Note 4 for further details. The majority of the investment funds held previously were reinvested into corresponding investment funds with T. Rowe Price that had similar investment objectives. Certain investment funds, including DaVita Inc. Common Stock Fund, transferred the total number of shares held in the funds on the date of conversion.

(b)	Contributions

Participants may elect to contribute either a fixed dollar amount or a maximum percentage of 50% of their eligible compensation (20% for highly compensated participants) into any one of the investment options offered by the Plan, subject to the legal limit allowed by the Internal Revenue Service (IRS) regulations.

Participants may direct their investments into the Company Common Stock Fund, certain registered investment company funds and common commingled trust funds as allowed under the Plan. The contributions of participants who do not make elected investment options are invested into various Fidelity Freedom Funds, depending upon the age of the participants. Participants cannot invest more than 25% of their total account balance into the Company Common Stock Fund.

Participants may elect to change their contribution percentage at any time and may change their investment selection or transfer amounts between funds daily. Participants who have attained the age of fifty before the close of the plan year are also eligible to make catch up contributions in accordance with, and subject to, the legal limitations of the Code.

The Company may elect to make discretionary contributions to the Plan as long as the total contributions (including participants’ 401(k) contributions) do not exceed the maximum allowable deduction to the Company under the Code. There were no Company discretionary contributions made to the Plan in 2010 and 2009.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

Participants may transfer rollover contributions from other qualified plans into their Plan account subject to provision under the Plan. Rollovers must be made in cash within the time limit specified by the IRS.

(c)	Participant Accounts

The Plan recordkeeper maintains an account for each participant’s contributions, allocations of Company contributions if any, rollover contributions, investment earnings and losses and Plan expenses. Company discretionary contributions, if any, are allocated to each participant’s account in the proportion that the participant’s compensation bears to the total compensation for all eligible participants. Investment earnings and losses and Plan expenses are allocated to each account in the proportion that the account bears to the total of all participants’ accounts. Participants’ accounts are valued on a daily basis based on the quoted market prices as reported by the investment funds, or the quoted market prices of the underlying securities.

(d)	Vesting

Participants in the Plan will always be 100% vested in their section 401(k) contributions, and their rollover contributions and earnings thereon. Certain employer contributions from merged plans and Company discretionary contributions, if any, vest over a five year period. Employees become fully vested upon death or disability.

(e)	Benefit Payments

Distributions from the Plan will be paid in the form of cash or if a participant’s vested balance includes the Company Common Stock fund, they may elect to receive a distribution of those shares. Participants may receive distributions either upon termination of service, by obtaining age 59 1/2, incurring a financial hardship, or withdrawing their rollover and after-tax contributions. Rollover and after-tax contributions may be withdrawn at any time. Employee deferral contributions may not be distributed unless the participant has attained age 59 1/2, terminates service or upon termination of the Plan. However, distributions in cash will begin no later than sixty days after the close of the Plan year end in which the latest following event occurs: a participant reaches normal retirement age and obtains ten years of participation in the Plan or terminates employment. Distributions are also required to begin by April of the calendar year following the calendar year in which the participant attains age 70 1/2. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Terminated participants with vested balances greater than $1,000 and less than $5,000 will have their account transferred to another qualified account. For termination of service with vested benefits of $1,000 or less, a participant may automatically receive the vested interest in his or her account in a lump sum distribution.

Distributions for financial hardship must be made both on account of an immediate and heavy financial need, and be necessary to satisfy that need. Participants are required to obtain Plan loans described below, before requesting a hardship distribution except if the funds are to be used as a down payment on a principal residence. Only the participant’s tax deferred contributions, matching contributions and rollover contributions may be distributed. Earnings and Company discretionary contributions are not eligible for distribution. Participant’s contributions will be suspended for at least six months after the receipt of the hardship distribution.

In the event of death of a participant, the participant’s vested account balance will be distributed to the participant’s beneficiary as soon as reasonably practicable.

(f)	Excess Contributions

Excess contributions payable to participants represent amounts due to participants for excess contributions as a result of Code limitations that will be refunded to participants subsequent to year end. These excess contributions become taxable to the participant in the year in which the participant receives the refund of these contributions.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

(g)	Notes Receivable From Participants

The Plan permits participants to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRS regulations and Plan limits, such notes receivable cannot exceed the lesser of 50% of the value of the participant’s vested account, or $50,000 reduced for any prior note receivable outstanding.

The note receivable must be repaid generally within 5 years or within a reasonable period of time depending upon its purpose and bears interest at prime as stated in the Wall Street Journal on the date the note receivable is made plus 1%. The interest rates on outstanding notes receivable ranged from 4.25% to 10.00% at December 31, 2010, with maturities through November 2020. Notes receivable are secured by the vested portion of a participant’s account balance.

(h)	Plan Termination

Although it has not expressed the intent to do so, DaVita Inc. has the right to terminate the Plan at any time subject to the provisions under ERISA. If the Plan is terminated, each participant’s account balance will be fully vested and distributed in a timely manner.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

(b)	Income Recognition and Net Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments.

(c)	Investments

The Plan’s investments at December 31, 2010 and December 31, 2009 at fair value include the value of assets plus any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices (the net asset values) as reported by each investment fund. The fair value of the common and commingled trust fund is calculated as discussed below. The Company Stock Fund is valued at fair value based on its year-end unit closing price from the New York Stock Exchange (comprised of year-end market price plus uninvested cash position).

The Fidelity Managed Income Portfolio II Fund (MIP Fund) and T. Rowe Price Stable Value Fund (Stable Value Fund) are common commingled trust funds investing primarily in guaranteed investment contracts (GICs), synthetic GICs and US government securities. The MIP Fund and Stable Value Fund investments are attributable to fully benefit-responsive contracts. As such, contract value is the relevant accounting measurement because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The statements of net assets available for benefits present the fair value of the investments in the common commingled trust funds relating to fully benefit-responsive investment contracts, as well as the adjustment of the investments in the common commingled trust funds (CCT’s) relating to fully benefit-responsive investment contracts from fair value to contract value. As of December 31, 2010 and 2009, the adjustment from fair value to contract value totaled approximately ($939,000) and $1,097,000, respectively. The statements of net assets available for benefits are prepared on a contract value basis. The fair value of the MIP Fund and Stable Value Fund were calculated by discounting the related cash flows and the fair values of the underlying investments and the wrapper contracts using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The CCT’s are priced daily and are calculated based on the contract value and provisions of the contract. The overall effective yield and crediting rate for the MIP Fund was 2.25% and 1.82% respectively, for the year

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

ended December 31, 2010 and 2.74% and 1.53%, respectively, for the year ended December 31, 2009. The overall effective yield and crediting rate for the Stable Value Fund was 3.65% and 4.10% respectively, for the year ended December 31, 2010. The Plan did not have any investments in the Stable Value Fund for the year ended December 31, 2009.

Certain events limit the ability of the Plan to transact contract value. Such events include: the Plan’s failure to qualify under section 401(a) of the IRC; the establishment of a Plan or similar fund that competes for employee contributions; changes in laws or regulations that could have a material adverse effect on the funds cash flow; communication to participants influencing them to not invest in the funds. The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. There are no reserves against contract value for credit risk of the issuer or otherwise.

The Plan provided for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the high level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(d)	Receivables – Participant Contributions

Receivables from participant contributions are stated at net realizable value, and represent deferrals of employees’ compensation that have not yet been contributed to the Plan.

(e)	Receivables – Notes receivable from participants

In September 2010, the FASB issued an accounting standards update on reporting loans to participants for defined contribution pension plans. The update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in the update are to be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The Plan has reclassified participant loans from investments to notes receivable from participants for financial statement presentation. The Form 5500 will continue to present notes receivable from participants as an investment.

(f)	Benefits

Benefits are recorded when paid.

(g)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(h)	Administrative Expenses and Investment Management Fees

All operational administrative costs of the Plan are deducted from participants’ account balances except certain transaction costs associated with the recordkeeping of the Company Common Stock Fund which are borne by the Company. Administrative costs include trustee fees, recordkeeping, participant reporting costs, brokerage fees, participant note receivable costs, accounting and legal fees, commissions and transactions charges. Investment management fees are paid by the respective investment funds and are deducted in arriving at each fund’s overall net asset value. For the years ended December 31, 2010 and 2009, administration fees paid by the Plan were approximately $385,000 and $346,000, respectively.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

(3)	Investments

The following summarizes the investments in the Plan at fair value as of December 31, 2010 and 2009, and the related net appreciation in the investments for the year ended December 31, 2010 and 2009 (dollars in thousands):

	2010
	Investments at Fair Value	Net Appreciation
Investments in Registered Investment Company Funds	$439,867	$37,084
Investments in Common Commingled Trust Funds	84,995	—
DaVita Inc. Common Stock Fund	33,748	4,567

Total	$558,610	$41,651

	2009
	Investments at Fair Value	Net Appreciation
Investments in Registered Investment Company Funds	$383,848	$70,538
Investments in Common Commingled Trust Fund	87,309	—
DaVita Inc. Common Stock Fund	31,280	5,012

Total	$502,437	$75,550

Investments that represent five percent or more of the Plan’s investments at December 31, 2010 and December 31, 2009, respectively, are as follows (dollars in thousands):

2010
T. Rowe Price Retirement 2020 Fund	$88,650
Fidelity Managed Income Portfolio II Fund (at contract value)	80,384
T. Rowe Price Retirement 2025 Fund	68,503
T. Rowe Price Retirement 2015 Fund	61,169
T. Rowe Price Retirement 2030 Fund	59,927
T. Rowe Price Retirement 2035 Fund	51,037
DaVita Inc. common stock fund	33,748
T. Rowe Price Retirement 2040 Fund	29,404

2009
Fidelity Managed Income Portfolio II Fund (at contract value)	$88,406
Fidelity Contrafund	64,608
Pimco Total Return Fund	55,710
Fidelity Freedom 2030 Fund	51,219
Fidelity Diversified International Fund	28,015
DaVita Inc. common stock fund	31,280
Spartan 500 Index Fund	27,387

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

(4)	Related Party and Party-in-Interest Transactions

Beginning September 1, 2010, T. Rowe Price became the Trustee, Investment Manager and Recordkeeper for the Plan. The transfer of assets, as well as the recordkeeping functions of the Plan qualifies as party-in-interest transactions. Prior to September 1, 2010, Fidelity Management Trust Company and related Fidelity Companies served as the Trustee, Investment Manager and Recordkeeper of the Plan. Transactions with the previous Trustee also qualified as party-in-interest transactions. The Company also provided personnel and administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of the Company’s Common Stock, which also qualifies as a party-in-interest transaction.

(5)	Tax Status

The IRS has determined and informed the Company through a letter dated August 18, 2003 that the Plan and related trust as amended through February 26, 2002, are designed in accordance with applicable sections of the Code. Subsequently, the Plan was amended for recent tax law changes and other statutory changes. The Plan is in the process of obtaining a determination letter from the IRS regarding these changes, and management believes that the Plan as amended is designed in accordance with the applicable sections of the Code.

The Company has identified certain errors and operational issues with respect to the Plan and filed an application under the Voluntary Compliance Program (VCP). On March 25, 2011, the Plan received a compliance statement accepting the correction methods describe in the application. The Plan is required to complete all corrections within 150 days of the date of the compliance statement. The Plan’s administrator expects that the final outcome of the VCP process will not have any material effect on the Plan’s financial statements or any impact to the Plan’s qualified tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(6)	Forfeitures

At December 31, 2010 and 2009, forfeited nonvested accounts totaled approximately $953,000 and $948,000, respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. Forfeitures of approximately $103,000 and $121,000 were used to pay administrative expenses in 2010 and 2009, respectively

(7)	Fair Value Measurements

The Plan measures the fair value of its assets based upon certain valuation techniques that include observable or unobservable inputs and assumptions that market participants would use in pricing these assets under a fair value hierarchy. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2010 (dollars in thousands):

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds:
Balanced Funds	$401,050	$401,050	$—	$—
Equity Funds	25,555	25,555	—	—
Fixed Income Funds	12,172	12,172	—	—
International Funds	1,090	1,090	—	—

Total Investments in Registered Investment Company Funds	$439,867	$439,867	$—	$—
Investments in Common Commingled Trust Funds	84,995	—	84,995	—
DaVita Inc. Common Stock Fund	33,748	33,748	—	—

Total investments	$558,610	$473,615	$84,995	$—

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009 (dollars in thousands):

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds:
Equity Funds	$155,684	$155,684	$—	$—
Balanced Funds	137,940	137,940	—	—
Fixed Income Funds	59,725	59,725	—	—
Equity International Funds	30,499	30,499	—	—

Investments in Registered Investment Company Funds	$383,848	$383,848	$—	$—
Investments in Common Commingled Trust Fund	87,309	—	87,309	—
DaVita Inc. Common Stock Fund	31,280	31,280	—	—

Total investments	$502,437	$415,128	$87,309	$—

The investments in registered investment company funds are recorded at fair value based upon quoted market prices as reported by each investment fund.

Investments in the common commingled trust fund are recorded at fair value and adjusted to contract value. See (2)(e) under Summary of Significant Accounting Policies for further discussions.

DaVita Inc. Common Stock Fund is recorded at fair value based upon quoted market prices as reported by the New York Stock Exchange. See (2)(c) under Summary of Significant Accounting Policies for further discussion.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

The methods used for determining fair value may not be reflective of the actual values that will be received upon settlement of the securities due to fluctuations in the market. However, the Plan believes the methods used to measure the fair value of its assets are appropriate and are based upon relevant market factors such as quoted prices or observable market inputs. The use of different methods or assumptions could result in a different fair value measurement at the reporting date.

DAVITA INC. RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Cash and cash equivalents		$78
Common Commingled Trust Funds:
*Fidelity	Fidelity Managed Income Portfolio II Fund	80,384
*T. Rowe Price	T. Rowe Price Stable Value Fund Sch B	3,672
Registered Investment Company Funds:
*T. Rowe Price	T. Rowe Price Retirement 2020 Fund	88,650
*T. Rowe Price	T. Rowe Price Retirement 2025 Fund	68,503
*T. Rowe Price	T. Rowe Price Retirement 2015 Fund	61,169
*T. Rowe Price	T. Rowe Price Retirement 2030 Fund	59,927
*T. Rowe Price	T. Rowe Price Retirement 2035 Fund	51,037
*T. Rowe Price	T. Rowe Price Retirement 2040 Fund	29,404
*T. Rowe Price	T. Rowe Price Retirement 2010 Fund	24,276
*T. Rowe Price	T. Rowe Price Retirement 2045 Fund	10,325
Pimco	Pimco Total Return Fund	8,649
*Fidelity	Fidelity Contrafund	6,551
*T. Rowe Price	T. Rowe Retirement 2005 Fund	3,386
Vanguard	Vanguard 500 Index Fund	3,219
*Fidelity	Fidelity Low-Priced Stock Fund	3,153
*T. Rowe Price	T. Rowe Price High Yield Fund	2,466
*T. Rowe Price	T. Rowe Price Retirement 2050 Fund	2,446
American Funds	American Funds Europac Growth Fund	2,209
Oakmark	Oakmark Equity and Income Fund	2,096
Baron	Baron Small Cap Fund	1,911
American Century	American Century Heritage Ins Fund	1,870
*T. Rowe Price	Equity Income Fund	1,819
*T. Rowe Price	Retirement Income Fund	1,635
RS	RS Partners Fund	1,575
Artisan	Artisan Mid Cap Value Fund	1,152
Putnam	Putnam International Capital Opportunities Fund	1,090
Pimco	Pimco Mortgage-Backed Sec Int Fund	1,057
*T. Rowe Price	T. Rowe Price Retirement 2055 Fund	292
Common Stock:
*DaVita Inc.	DaVita Inc. common stock fund	33,748
*Participant loans	4.25% - 10.00% maturing through November 2020	29,229

	Total investments	$586,978

*	Represents a party-in-interest

See accompanying report of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA INC.
RETIREMENT SAVINGS PLAN

By:	/S/ CYNTHIA BAXTER
Cynthia Baxter
Designated Representative of the Plan Administrator

Date: June 27, 2011